Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2019 Results

Record Quarterly Revenue of $1.02 Billion

Raises Fiscal 2019 GAAP Diluted EPS Growth Outlook to 37.0%-41.0% YoY

Raises Fiscal 2019 Non-GAAP Diluted EPS Growth Outlook to 6.2%-7.8% YoY

Acquires TTS Wireless to Further Expand 5G Capabilities

Third Quarter Fiscal 2019 Highlights

•	Revenue of $1,025 million, at the midpoint of the $1,005-$1,045 million guidance range

•	GAAP diluted EPS of $0.96, above the $0.82-$0.90 guidance range including the benefit of a lower GAAP effective tax rate

•	Non-GAAP diluted EPS of $1.19, above the $1.08-$1.14 guidance range including the benefit of a lower non-GAAP effective tax rate

•	GAAP operating income of $142 million; GAAP operating margin of 13.9%

•	Non-GAAP operating income of $177 million; non-GAAP operating margin of 17.3%

•	Quarterly free cash flow of $129 million, comprised of cash flow from operations of $165 million, less $36 million in net capital expenditures and other; normalized free cash flow of $143 million (1)

•	Twelve-month backlog of $3.40 billion, up $10 million sequentially

•	The board of directors approved a quarterly cash dividend of $0.285 per share to be paid on October 25, 2019

ST. LOUIS – August 7, 2019 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended June 30, 2019.

(1)	Please refer to the Selected Financial Metrics tables below

“We are pleased to report solid Q3 results which included record revenue, stable profitability, healthy free cash flow and our best-ever quarter in managed services. Among the Q3 regional highlights, we announced today that Amdocs is enabling the operation of Comcast’s Xfinity Mobile service under a multi-year managed services agreement, and have been chosen by Charter to support the growth of its Spectrum Mobile business. Over in Europe, we signed an additional multi-year managed services agreement with Sky Italia to support its move into fixed broadband and won a new deal to provide our Amdocs NFV solution for SES, a leading global satellite provider. Meanwhile in Rest of World, we extended our managed service arrangement with Vodafone Idea in India for several more years and signed a significant managed transformation agreement with XL Axiata in Indonesia to automate and digitize their operations,” said Shuky Sheffer, president and chief executive -officer of Amdocs Management Limited.

Sheffer continued, “Highlighting our commitment to be the leading independent provider of network services for 5G and the new generation of open cloud networks, we are today excited to announce the acquisition of TTS Wireless. With its field-proven 5G network planning and optimization experience, we believe TTS Wireless will immediately expand our customer footprint at leading American operators. Additionally, we believe TTS Wireless’ highly-skilled network engineering team will enhance Amdocs’ Open 5G portfolio, helping us to execute on our strategy of providing an end-to-end 5G solution that can accelerate and simplify the deployment and monetization of open and smart 5G networks for our customers.

Sheffer concluded, “We are pleased with our operational and financial execution for the fiscal year to date, and we enter our fourth quarter with strong sales momentum as we continue to bring the innovative solutions that our customers need to modernize, automate and digitize their business. Taking everything into consideration, we are on-track to meet our full year targets for constant currency revenue growth and normalized free cash flow. Moreover, we now expect to deliver diluted non-GAAP earnings per share growth in the range of 6.2% to 7.8% for the full fiscal year 2019, the midpoint of which represents an increase of approximately 50 basis points over our previous guidance.”

Revenue

Revenue for the third fiscal quarter ended June 30, 2019 was $1,025 million, up $5 million sequentially from the second fiscal quarter of 2019 and up 2.2% as reported and 3.4% in constant currency as compared to last year’s third fiscal quarter. Revenue for the third fiscal quarter of 2019 includes a negative impact from foreign currency movements of approximately $3 million relative to the second quarter of fiscal 2019. Revenue was slightly above the midpoint of Amdocs’ guidance, adjusting for the negative impact of approximately $1 million of foreign currency movements relative to guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the third quarter of fiscal 2019 was $131.4 million, or $0.96 per diluted share, compared to GAAP net income of $91.5 million, or $0.64 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $163.1 million, or $1.19 per diluted share, compared to non-GAAP net income of $147.5 million, or $1.03 per diluted share, in the third quarter of fiscal 2018. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, other, net of related tax effects, in the third quarter of fiscal 2019. For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On August 7, 2019, the Board approved the Company’s next quarterly cash dividend payment of $0.285 per share and set September 30, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 25, 2019.

•	Share Repurchase Activity: Repurchased $89 million of ordinary shares during the third quarter of fiscal 2019.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.40 billion at the end of the third quarter of fiscal 2019, up $10 million from the end of the prior quarter.

Fourth Quarter Fiscal 2019 Outlook

•

Revenue of approximately $1,015-$1,055 million, assuming approximately $2 million sequential positive impact from foreign currency fluctuations as compared to the third quarter of fiscal 2019, and a partial quarter revenue contribution from the acquisition of TTS Wireless which closed earlier this week

•	GAAP diluted EPS of approximately $0.81-$0.89. The impact of the acquisition of TTS Wireless on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted EPS of approximately $1.04-$1.10, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.05-$0.07 per share of equity-based compensation expense, net of related tax effects. The impact of the acquisition of TTS Wireless on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the fourth quarter of fiscal 2019

Full Year Fiscal 2019 Outlook

•	Expects revenue growth of 2.4%-3.4% year-over-year as reported compared with 1.8%-3.8% year-over-year previously

•	Expects revenue growth of 3.6%-4.6% year-over-year on a constant currency basis, the midpoint of which is slightly higher compared with 3.0%-5.0% year-over-year previously

•	Full year fiscal 2019 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of about 1.2% year-over-year, consistent with our previous expectation

•

Expects GAAP diluted earnings per share growth of roughly 37.0%-41.0% year-over-year compared with 33.0%-41.0% year-over-year previously. The impact of the acquisition of TTS Wireless on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Expects non-GAAP diluted earnings per share growth of roughly 6.2%-7.8% year-over-year compared with 4.5%-8.5% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.24-$0.26 per share of equity-based compensation expense and other, net of related tax effects. The impact of the acquisition of TTS Wireless on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in fiscal year 2019, and neutral in the first full year after closing thereafter

•

Reiterates free cash flow guidance of approximately $500 million, comprised of cash flow from operations, less net capital expenditures and other, and normalized free cash flow of approximately $600 million

Our fourth fiscal quarter 2019 and full year fiscal 2019 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Appointment of Board Member

Amdocs is pleased to announce the appointment of John A. MacDonald to the company’s board of directors, effective August 5, 2019, and subject to re-election at Amdocs’ next annual general meeting on Friday, January 31, 2020. For more information, please visit the Investor Relations section of Amdocs’ website at www.amdocs.com.

Conference Call Details

Amdocs will host a conference call on August 7, 2019 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2019 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 5692979. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other, and normalized free cash flow is adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.0 billion in fiscal 2018.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2018 filed on December 10, 2018 and our Form 6-K furnished for the first quarter of fiscal 2019 on February 19, 2019 and for the second quarter of fiscal 2019 on May 28, 2019.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2019	2018	2019	2018
Revenue	$1,024,704	$1,002,198	$3,056,416	$2,972,249

Operating expenses:
Cost of revenue	664,862	650,569	1,986,043	1,940,353
Research and development	68,376	72,729	203,827	205,832
Selling, general and administrative	125,088	116,396	367,411	355,263
Amortization of purchased intangible assets and other	24,058	26,929	73,543	81,256
Restructuring charges	—	30,057	—	30,057

	882,384	896,680	2,630,824	2,612,761

Operating income	142,320	105,518	425,592	359,488

Interest and other expense, net	3,959	3,212	4,303	3,330

Income before income taxes	138,361	102,306	421,289	356,158

Income taxes	6,913	10,776	63,870	46,028

Net income	$131,448	$91,530	$357,419	$310,130

Basic earnings per share	$0.96	$0.64	$2.59	$2.17

Diluted earnings per share	$0.96	$0.64	$2.58	$2.15

Basic weighted average number of shares outstanding	136,541	141,972	138,126	142,982

Diluted weighted average number of shares outstanding	137,082	143,196	138,769	144,320

Cash dividends declared per share	$0.285	$0.250	$0.820	$0.720

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2019	2018	2019	2018

Revenue	$1,024,704	$1,002,198	$3,056,416	$2,972,249

Non-GAAP operating income	177,289	173,590	529,900	514,414

Non-GAAP net income	163,126	147,547	447,952	439,363

Non-GAAP diluted earnings per share	$1.19	$1.03	$3.23	$3.04

Diluted weighted average number of shares outstanding	137,082	143,196	138,769	144,320

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Nine months ended
	June 30,		June 30,
	2019	2018	2019	2018

Net Cash Provided by Operating Activities	$164,473	$163,571	$442,752	$441,900

Purchases of property and equipment, net (*)	(35,833)	(35,127)	(93,761)	(197,253)

Other	—	(213)	—	(323)

Free Cash Flow	128,640	128,231	348,991	244,324

Payments for legal dispute settlement	—	—	55,000	—

Payments for previously expensed restructuring charges	3,455	—	14,394	—

Net capital expenditures related to the new campus development (*)	3,410	980	(2,206)	95,011

Payments of acquisition related liabilities	7,667	—	7,667	—

Normalized Free Cash Flow	$143,172	$129,211	$423,846	$339,335

(*)

The amounts under “Purchase of property and equipment, net”, and the amounts under “Net capital expenditures related to the new campus development” include proceeds of $9,676 relating to the refund of betterment levy for the nine months ended 30 June 2019 and proceeds from sale of property and equipment of $11 and $74, $57 and $113, for the three and nine months ended 30 June 2019 and 2018, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended June 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisition related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$664,862	$—	$(5,080)	$(2,076)	$—	$—	$657,706
Research and development	68,376	—	(608)	—	—	—	67,768
Selling, general and administrative	125,088	—	(3,147)	—	—	—	121,941
Amortization of purchased intangible assets and other	24,058	(24,058)	—	—	—	—	—

Total operating expenses	882,384	(24,058)	(8,835)	(2,076)	—	—	847,415

Operating income	142,320	24,058	8,835	2,076	—	—	177,289

Interest and other expense, net	3,959	—	—	—	(2,025)	—	1,934

Income taxes	6,913	—	—	—	—	5,316	12,229

Net income	$131,448	$24,058	$8,835	$2,076	$2,025	$(5,316)	$163,126

	Three months ended June 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$650,569	$—	$(5,074)	$(572)	$—	$—	$644,923
Research and development	72,729	—	(1,071)	—	—	—	71,658
Selling, general and administrative	116,396	—	(4,369)	—	—	—	112,027
Amortization of purchased intangible assets and other	26,929	(26,929)	—	—	—	—	—
Restructuring charges	30,057	—	—	—	(30,057)	—	—

Total operating expenses	896,680	(26,929)	(10,514)	(572)	(30,057)	—	828,608

Operating income	105,518	26,929	10,514	572	30,057	—	173,590

Income taxes	10,776	—	—	—	—	12,055	22,831

Net income	$91,530	$26,929	$10,514	$572	$30,057	$(12,055)	$147,547

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine months ended June 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,986,043	$—	$(15,261)	$(199)	$—	$—	$1,970,583
Research and development	203,827	—	(1,957)	—	—	—	201,870
Selling, general and administrative	367,411	—	(13,348)	—	—	—	354,063
Amortization of purchased intangible assets and other	73,543	(73,543)	—	—	—	—	—

Total operating expenses	2,630,824	(73,543)	(30,566)	(199)	—	—	2,526,516

Operating income	425,592	73,543	30,566	199	—	—	529,900

Interest and other expense, net	4,303	—	—	—	(2,025)	—	2,278

Income taxes	63,870	—	—	—	—	15,800	79,670

Net income	$357,419	$73,543	$30,566	$199	$2,025	$(15,800)	$447,952

	Nine months ended June 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,940,353	$—	$(14,502)	$(9,033)	$—	$—	$1,916,818
Research and development	205,832	—	(2,664)	—	—	—	203,168
Selling, general and administrative	355,263	—	(17,414)	—	—	—	337,849
Amortization of purchased intangible assets and other	81,256	(81,256)	—	—	—	—	—
Restructuring charges	30,057	—	—	—	(30,057)	—	—

Total operating expenses	2,612,761	(81,256)	(34,580)	(9,033)	(30,057)	—	2,457,835

Operating income	359,488	81,256	34,580	9,033	30,057	—	514,414

Income taxes	46,028	—	—	—	—	25,693	71,721

Net income	$310,130	$81,256	$34,580	$9,033	$30,057	$(25,693)	$439,363

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2019	September 30, 2018
ASSETS

Current assets

Cash, cash equivalents and short-term interest-bearing investments	$457,707	$519,216

Accounts receivable, net, including unbilled of $206,285 and $263,997, respectively	952,891	971,502

Prepaid expenses and other current assets	235,644	229,999

Total current assets	1,646,242	1,720,717

Property and equipment, net	492,718	496,585

Goodwill and other intangible assets, net	2,648,395	2,710,144

Other noncurrent assets	447,264	420,369

Total assets	$5,234,619	$5,347,815

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable, accruals and other	$1,067,065	$1,162,543

Deferred revenue	115,963	132,414

Total current liabilities	1,183,028	1,294,957

Other noncurrent liabilities	523,906	560,816

Total Amdocs Limited Shareholders’ equity	3,485,332	3,448,879

Noncontrolling interests	42,353	43,163

Total equity	3,527,685	3,492,042

Total liabilities and equity	$5,234,619	$5,347,815

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2019	2018
Cash Flow from Operating Activities:
Net income	$357,419	$310,130
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	155,258	157,421
Equity-based compensation expense	30,566	34,580
Deferred income taxes	(9,455)	7,947
Loss from short-term interest-bearing investments	538	1,324
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	22,721	(81,690)
Prepaid expenses and other current assets	4,655	(21,796)
Other noncurrent assets	3,370	2,006
Accounts payable, accrued expenses and accrued personnel	(79,232)	42,374
Deferred revenue	(36,192)	21,221
Income taxes payable, net	(4,605)	(15,428)
Other noncurrent liabilities	(2,291)	(16,189)

Net cash provided by operating activities	442,752	441,900

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(93,761)	(197,253)
Proceeds from sale of short-term interest-bearing investments	51,473	302,949
Purchase of short-term interest-bearing investments	—	(76,037)
Net cash paid for acquisitions	(8,782)	(352,599)
Other	1,116	(2,414)

Net cash used in investing activities	(49,954)	(325,354)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	120,000
Payments under financing arrangements	—	(120,000)
Repurchase of shares	(308,036)	(329,593)
Proceeds from employee stock options exercised	25,706	76,236
Payments of dividends	(108,886)	(98,929)
Investment by noncontrolling interests, net	(4,776)	47,013
Payment of contingent consideration from a business acquisition	(7,470)	—
Other	(331)	(323)

Net cash used in financing activities	(403,793)	(305,596)

Net decrease in cash and cash equivalents	(10,995)	(189,050)
Cash and cash equivalents at beginning of period	418,783	649,611

Cash and cash equivalents at end of period	$407,788	$460,561

(*)

The amounts under “Purchase of property and equipment, net”, include proceeds of $9,676 relating to the refund of betterment levy for the nine months ended June 30, 2019 and proceeds from sale of property and equipment of $74 and $113, for the nine months ended June 30, 2019 and 2018, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
North America	$643.9	$634.2	$660.5	$638.2	$644.8
Europe	145.5	151.0	146.1	150.6	139.3
Rest of the World	235.3	234.5	205.5	213.8	218.1

Total Revenue	$1,024.7	$1,019.7	$1,012.1	$1,002.6	$1,002.2

	Three months ended
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Managed Services Revenue	$578.1	$559.5	$525.5	$508.9	$515.0

	As of
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
12-Month Backlog	$3,400	$3,390	$3,370	$3,360	$3,330

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